Exhibit 99-b
                ROCKWELL INTERNATIONAL CORPORATION

  UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME


The following unaudited pro forma condensed consolidated statement of income has been prepared by Rockwell's management. This statement reflects Rockwell's acquisition of Reliance and combines the historical consolidated income statements of Rockwell and Reliance for the three months ending
December 31, 1994, using the purchase method of accounting.

The unaudited pro forma condensed consolidated statement of income has been prepared assuming the acquisition of Reliance had occurred at the beginning of Rockwell's fiscal year ending September 30, 1995. This pro forma statement should be read in conjunction with the historical consolidated financial statements and related notes of Rockwell and Reliance. The pro forma statement includes preliminary estimates and assumptions which Rockwell management believes are reasonable. Pro forma adjustments reflecting anticipated cost savings and other synergies resulting from the planned integration of Reliance and Rockwell's Automation business are, under most circumstances, not permitted. As a result, the pro forma results are not intended to be a projection of future results and are not necessarily indicative of the results which would have occurred if the business combination had been in effect on the dates presented. Rockwell management's current assessment of the operations of Reliance now indicates that this acquisition will contribute positively to 1995 earnings and will be increasingly accretive to future earnings.

The pro forma condensed consolidated statement of income has been prepared using the following facts and assumptions:

    Rockwell acquires all the common stock of Reliance for a total cash payment of $1,586 million. As of December 31, 1994, Rockwell had acquired 62% of the common stock of Reliance on a fully-diluted basis and the acquisition was completed January 27, 1995.

    Simultaneously with the acquisition of Reliance, Rockwell sells the telecommunications business of Reliance to fund a portion of the acquisition price. For purposes of this pro forma statement, it is assumed the sales proceeds will be equal to the net book value of the telecommunications business of $498 million. Rockwell expects the sale of the telecommunications business of Reliance to occur by December 31, 1995 and the actual sales proceeds may be higher or lower than the assumed amount.

    Rockwell borrows $1,088 million to finance the remaining portion of the $1,586 million acquisition price.

    In accordance with generally accepted accounting principles, the purchase price of Reliance will be allocated to the assets and liabilities of Reliance based upon their respective fair values. Such allocations will be based upon appraisals, evaluations, estimations and other studies which are still in process. For purposes of the accompanying pro forma statement, the pro forma adjustments have been reflected on an estimated basis using information currently available. No adjustment has been made to allocate the excess of cost over the net assets of Reliance to property, plant and equipment or intangible assets since such fair values have not yet been determined.
  Accordingly, the allocation of the purchase price to the acquired assets and assumed liabilities of Reliance is subject to revision as a result of the final determination of fair values.

                 ROCKWELL INTERNATIONAL CORPORATION

   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                THREE MONTHS ENDED DECEMBER 31, 1994

                        (Dollars in Millions)


                                                                                      Pro Forma
                                                        As Reported            Business      Adjustments
                                                                               Sold By        Increase         Pro Forma
                                                 Rockwell    Reliance (7)     Rockwell (1)     (Decrease)        Combined

Sales and other income........................    $ 2,646        $  449         $(120)                         $ 2,975

Costs and expenses:
  Cost of sales...............................      2,031           337           (89)                           2,279

  Selling, general and administrative.........        319            68           (19)       $   (1)(4)            367
  Other expense, net..........................                       89            (3)            8 (2)              4
                                                                                                (90)(3)
  Interest....................................         23             6                          21 (5)             50

    Total costs and expenses..................      2,373           500          (111)          (62)             2,700

Income before income taxes....................        273           (51)           (9)           62                275
Provision for income taxes....................       (108)                          5            (7)(6)           (110)

Net income....................................    $   165        $  (51)        $  (4)       $   55            $   165


Earnings per common share (in dollars) (8):

  Primary.....................................    $   .76                                                      $   .76

  Fully diluted...............................    $   .74                                                      $   .74


Average common shares outstanding (in millions):

  Primary.....................................      218.0                                                        218.0

  Fully diluted...............................      221.4                                                        221.4







See accompanying notes to unaudited pro forma condensed consolidated statement of income.

                ROCKWELL INTERNATIONAL CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME



1. To reflect the divestiture of Reliance's telecommunications business.

2. Amortize over an average period of 35 years the excess of purchase price over the estimated fair value of net assets acquired.

3. Remove unusual expenses incurred by Reliance relating to costs associated with abandonment of a prior merger agreement and costs associated with the acquisition by Rockwell.

4. Adjust expense for postretirement benefits to reflect Rockwell's actuarial assumptions.

5. Recognize interest expense on borrowings to fund acquisition (at assumed rates of 7% on short-term debt and 8.2% on long-term debt).

6. Increase in the provision for income taxes primarily associated with the removal of unusual expenses noted in 3 above and reduced by the effect of additional interest expense.

7. The historical net income of Reliance does not include the cumulative effect of $2 million (net of tax) related to the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits."

8. Pro forma primary and fully-diluted earnings per share are computed on the same basis as historical amounts.